Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended September 30, 2016	Nine months ended September 30, 2016
Income available to common stockholders	$1,680	$4,828

Weighted average common shares outstanding	11,246	11,230

Basic earnings per share	$0.15	$0.43

Income for diluted earnings per share	$1,680	$4,828

Total weighted average common shares and equivalents outstanding for diluted computation(1)	11,258	11,236

Diluted earnings per share	$0.15	$0.43

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(1) All related to outstanding stock options.